Exhibit 97

enel chile s.a.

Incentive-Based Compensation Policy

The Board of Directors (the “Board”) of Enel Chile S.A. (the “Company”) has approved the following incentive-based compensation policy (the “Policy”), the purpose of which is to set forth the circumstances under which the Company will recover Erroneously Awarded Compensation (as defined below) received by a current or former Executive Officer (as defined below) of the Company, as well as to declare the discretionary authority of the Board to decide on matters not covered by the applicable listing standards of the New York Stock Exchange (the “NYSE”).

The Policy will be in full force and effect on October 2, 2023 (the “Effective Date”).

The Company has adopted the Policy in order to comply with the applicable listing standards of the NYSE, the U.S. national securities exchange on which the Company’s American Depositary Receipts (“ADRs”) are listed and traded in the United States (“U.S.”).

1.	Definitions. For purposes of this Policy, the following terms have the definitions set forth below:
A.	“Accounting Restatement” shall mean the required revision of a previously issued financial statement of the Company for correction of an error in such financial statement that is (i) due to material noncompliance with any applicable financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in a previously issued financial statement that is material to such previously issued financial statement, or (ii) not material to a previously issued financial statement, but would result in a material misstatement if the error were corrected in the current period (i.e., as of the time of the Accounting Restatement) financial statements or left uncorrected in the current period financial statements.

B.	“Erroneously Awarded Compensation” shall mean, with respect to each Executive Officer and in connection with any Accounting Restatement, the amount of Incentive-Based Compensation received by such Executive Officer that exceeds or falls short or is deficient to the amount of Incentive-Based Compensation that would have been received by such Executive Officer had it been determined based on the restated amounts set forth in the Accounting Restatement.

C.	“Executive Officer” shall mean each individual designated as an Executive Officer for purposes of this Policy annually by the Board by Majority Board Action which shall include the Company’s chief executive officer, principal financial officer, principal accounting officer, any manager of the Company in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy-making function for the Company, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed Executive Officers of the Company if they perform such policy-making functions for the Company.

For the avoidance of doubt, the identification of an Executive Officer for purposes of this Policy shall include each member of senior management of the Company who is or was identified (i) as an “ejecutivo principal” under Chilean law or (ii) pursuant to Item 6.A of Form 20-F1 and, to the extent not otherwise included, the principal financial officer and principal accounting officer of the Company.

D.	“Financial Reporting Measures” means financial measures that are used for evaluating the attainment of Incentive-Based Compensation and that are determined and presented in accordance

1 Note: The relevant senior management members under Item 6.A of Form 20-F are “members of its administrative, supervisory or management bodies, . . . and nominees to serve in any of the aforementioned positions . . . ,” other than directors.

with the accounting principles used in preparing the Company’s financial statements, as well as any financial measures that are derived wholly or in part from such measures. For purposes of this Policy, the Company’s stock or ADR price and total shareholder return are Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

For illustrative purposes only, performance measures that would generally not be considered a Financial Reporting Measure include (i) strategic measures (e.g., consummation of a change in control), (ii) operational measures (e.g., completion of a project), or (iii) subjective standards (e.g., achievement based on demonstrated leadership and/or completion of an employment period).

E.	“Incentive-Based Compensation” means compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is deemed received – for purposes of this Policy only - by an Executive Officer in the Company’s fiscal year during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period. This Incentive-Based Compensation should have been paid directly or indirectly by the Company.

F.	“Majority Board Action” means a Board’s decision adopted by the affirmative vote of the relevant majority as set forth under applicable regulation. For purpose of this Policy, the affirmative vote of the majority of its independent members shall also be required.

G.	“Required Restatement Date” shall mean the earlier to occur of (i) the date upon which the Board, a committee of the Board, or the officer(s) of the Company authorized to take such action, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date upon which a court, regulator or other legally authorized authority directs the Company to prepare an Accounting Restatement in a final, non-appealable order or judgment.

H.	“SEC” shall mean the U.S. Securities and Exchange Commission.

2.	Application.
A.	This Policy applies to all Incentive-Based Compensation received by a current or former Executive Officer: (i) on or after the Effective Date; (ii) after beginning service as an Executive Officer; (iii) who served as an Executive Officer at any time during the performance period for which Incentive-Based Compensation was received; (iv) while the Company has a class of securities listed on the NYSE or another U.S. national securities exchange or a U.S. national securities association; and (v) during the three completed fiscal years immediately preceding the Required Restatement Date.
B.	Notwithstanding Paragraph A of this Section 2, this Policy applies during any transition period that results from a change in the Company’s fiscal year within or immediately following the three completed fiscal year period. For the avoidance of doubt, any transition period between the last day of the Company’s previous fiscal year-end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.
C.	For the avoidance of doubt, references to Executive Officer throughout this Policy shall refer to current or former Executive Officers in accordance with this Section 2, unless otherwise noted.
3.	Recovery and Payment of Erroneously Awarded Incentive-Based Compensation.
A.	In the event of an Accounting Restatement, the Company shall promptly determine the amount of any Erroneously Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall provide written notice to each Executive Officer of (i) the Required Restatement Date, (ii) the amount of Erroneously Awarded Compensation received, and

(iii) the method, manner, and time for repayment, return or payment of such Erroneously Awarded Compensation, as applicable. The amount of Incentive-Based Compensation that is subject to recovery or payment will be computed without regard to any taxes paid.
B.	The Board by Majority Board Action shall have the discretion to determine reasonably the appropriate means of recovery or payment of such Erroneously Awarded Compensation based on applicable facts and circumstances. If an Executive Officer fails to repay Erroneously Awarded Compensation to the Company by the time and in the manner set forth in writing by the Board, the Company shall take all actions reasonable and appropriate to recover the Erroneously Awarded Compensation from the Executive Officer.
C.	For Incentive-Based Compensation based on the Company’s stock or ADR price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement:
i.	the amount will be based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock or ADR price, as applicable, or total shareholder return upon which the Incentive-Based Compensation was received; and
ii.	the Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.
4.	Recovery Exceptions. The Company will take all reasonable actions to recover Erroneously Awarded Compensation in accordance with this Policy, except to the extent that any of the following conditions are met and the Board by Majority Board Action determines that recovery would be impracticable because:
A.	the direct expense reasonably expected to be paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that before concluding it would be impracticable to recover any amount of Erroneously Awarded Compensation based on the expense of enforcement, the Company will make a reasonable attempt to recover such Erroneously Awarded Compensation without incurring any third party expense, document such reasonable attempt(s) to recover, and provide such documentation to the NYSE;
B.	recovery would violate the legislation of the Republic of Chile that was adopted prior to November 28, 2022, being such date the date on which the SEC approved the applicable listing standards of the NYSE; provided that before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of the Company’s home country law, the Company will obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation and provide such opinion to the NYSE; or
C.	recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended, and regulations thereunder.
5.	Reporting and Disclosure Requirements. The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the U.S. federal securities laws, including the disclosure required by the applicable SEC filings.

The Policy shall also be available in the Company’s website.

6.	Indemnification Prohibition. The Company will not indemnify any current or former Executive Officer against any losses stemming from the application of this Policy to recover any excess Erroneously

Awarded Compensation, including by paying or reimbursing the Executive Officer for insurance policy premiums covering those losses.
7.	Other Rights. This Policy is not intended to limit the Company’s ability to pursue equitable relief or other means to recover monetary damages resulting from an Executive Officer’s wrongdoing. The Company retains all rights it may have under applicable law.
8.	Administration. Except as provided under Section 4 of this Policy, the Board by Majority Board Action shall have sole discretion in making all determinations under this Policy. Any determinations of the Board by Majority Board Action shall be binding on the Executive Officer.
9.	Amendment. This Policy may be amended from time to time in the Board’s sole discretion by Majority Board Action.
10.	Compliance with the Exchange Act. Notwithstanding the foregoing, this Policy shall be interpreted and administered consistent with the applicable U.S. federal securities laws, including the requirements of (i) Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as added by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, (ii) Rule 10D-1 under the Exchange Act, and (iii) the listing standards adopted by the NYSE pursuant to Rule 10D-1, and, to the extent this Policy is in any manner deemed inconsistent with such requirements, this Policy shall be treated as retroactively amended to be compliant with such requirements.
11.	Acknowledgement. Each Executive Officer shall sign and return to the Company, within 15 calendar days following the later of (i) the Effective Date or (ii) the date the individual becomes an Executive Officer, the Acknowledgement Form attached as Exhibit A.
12.	Savings Clause. To the extent that any of the provisions of this Policy are found by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be deleted, and the balance of this Policy shall not be affected.

Approved and Adopted: September, 27th, 2023

Exhibit A

ENEL CHILE S.A.

INCENTIVE-BASED COMPENSATION POLICY

ACKNOWLEDGEMENT FORM

By signing this Acknowledgement Form below, the undersigned (the “Executive Officer”) acknowledges and confirms that the Executive Officer has received and reviewed a copy of the Incentive-Based Compensation Policy (the “Policy”) of Enel Chile S.A. (the “Company”).

In consideration of the Executive Officer’s eligibility to receive future Incentive-Based Compensation (as defined in the Policy) and to participate in Incentive-Based Compensation plans, as well as other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Executive Officer signing this Acknowledgement Form below, the Executive Officer acknowledges and agrees that:

1.	the Executive Officer is and will continue to be fully bound by, and subject to, the Policy;
2.	the Policy will apply to all Incentive-Based Compensation as provided in the Policy and both during and after the Executive Officer’s employment with the Company; and
3.	the Executive Officer is required to comply with the terms and conditions of the Policy, including, without limitation, the requirement to return and the right to be paid any Erroneously Awarded Compensation (as defined in the Policy) to or by the Company to the extent required by, and in a manner consistent with, the Policy.

EXECUTIVE OFFICER

Signature

Print Name: ____________________

Date: __________________________